UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                Receivable Acquisition and Management Corporation
       (formerly Feminique Corporation, formerly Biopharmaceuticals, Inc.)
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                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of securities)


                                    75619P109
                                 --------------
                                 (CUSIP Number)


  John Figliolini; 59 Huckelberry Woods; (P.O. Box 392); Wainscott, N.Y. 11793
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 7, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule I 3G to report the acquisition that is the subject of this Schedule 13D. and is filing this schedule because ofss.ss.240.13d-](e). 240.13d-l(t) or 240.13d-l(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities_ and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

       CUSIP No ..........................
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         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            John Figliolini

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         2. Check the Appropriate Box if a Member of a Group
            (See Instructions)

            (a)
            (b)  |X|

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            SEC Use Only

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         4.  Source of Funds (See Instructions) PF

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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) |X|

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         6. Citizenship or Place of Organization USA

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Number of         7.      Sole Voting Power                        27,268,071
                 ---------------------------------------------------------------
Shares Bene -
ficially by       8.      Shared Voting Power                       6,030,876
                 ---------------------------------------------------------------
Owned by Each
Reporting         9.      Sole Dispositive Power                   27,268,071
                 ---------------------------------------------------------------
Person With
                 10. Shared Dispositive Power                       6,030,876

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         11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                      29,994,885

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         12. Check if the Aggregate Amount in Row (I I) Excludes Certain Shares
             (See Instructions) NO

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         13. Percent of Class Represented by Amount in Row   (I)             60%
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         14. Type of Reporting Person (See Instructions)

             IN

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

ITEM 1: SECURITY AND ISSUER

         This  statement  relates  to the  common  stock,  $.001 par  value,  of
Receivable Acquisition and Management Corporation (formerly "Feminique Corporation" and "Biopharmaceutics, Inc."), a Delaware Corporation. The Company's principal Executive Offices are located at 140 Broadway, (46th Floor), New York, N.Y. 10005.

ITEM 2: IDENTITY AND BACKGROUND

         John Figliolini
         59 Huckelberry Woods
         P.O. Box 392
         Wainscott, N.Y. 11975

The Reporting Individual is a registered representative with a registered securities brokerage firm and a business consultant for the Issuer and for Atlantis Business Development Corporation, a business development corporation which is regulated as a business development Company under the Investment Company Act of 1940. During the last five years, the Reporting Person has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state Securities laws or finding any violations with respect to such laws. The foregoing excludes a suspension of two weeks during which Reporting Person was prohibited from acting as a registered representative. This sanction was imposed by the National Association of Securities Dealers in August, 2003, after a hearing. Reporting Individual is a US citizen.

ITEM 3: Working capital of an affiliate (Matterhorn Holdings, Inc.) and personal funds were used as the source of funds for the purchase of a total of 28,311,830 shares of Issuer in August, 2003 pursuant to Plan of Reorganization of Feminique Corporation (now named Receivable Acquisition & Management Corp.). In implementation of the Plan of Reorganization of Feminique Corporation (filed in the U.S. Bankruptcy Court, Central Islip, N.Y. 11722), the sum of $7,078 was paid by Reporting Individual in order to enable Issuer to pay priority and administrative claims, pursuant to Plan of Reorganization of Issuer described below under Item 5.

ITEM 4: PURPOSE OF TRANSACTION

         The purpose of the acquisition of the common stock is to make a speculative investment in the Issuer, relating to past holdings, providing consulting and financial services to the Issuer and to future acquisitions and financing.

ITEM 5:

         Immediately prior to the purchase, according to information supplied by the Issuer to the Reporting Individual, the outstanding shares of Common Stock was 25,005,773 shares. As a result of the purchase, the Issuer had a total of 49,994,267 shares outstanding.

         The Reporting Individual is the direct and indirect equitable beneficial owner of 29,994,885 shares constituting 60% of Issuer's shares as of August 15, 2003, calculated in accordance with Rule 13-D-3 (d)(i). A summary of Reporting Individual's holdings is as follows:


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


         The Reporting Individual equitably and beneficially owns 29,994,885 shares, certain of which are in the name of the following private companies of which he owns 100% of the outstanding shares. The following entities own, of record, the number of shares of Issuer next to their respective names:

(a)   Berkshire International Finance                   - 111,000 shares
      (formerly European Equity Partners, Inc.)

(b)   Phillip Louis Trading, Inc.                       - 275,000 shares

(c)   Medical Technologies, Inc.                        - 26,166 shares

(d)   Histon Financial Services, Inc.                   - 175,000 shares

(e)   Suncoast Holdings, Inc.                           - 273,000 shares

(f)   Utopia Capital Management, Inc.                   - 22,000 shares

(g)   Sierra Growth and Opportunity, Inc.               - 15,000 shares


         In addition to the foregoing, Reporting Individual owns an interest and shares voting power over the following entities which own the number of shares of Issuer set forth next to their respective names listed below:

         Name                                  # of Shares           % ownership
--------------------------------------------------------------------------------
         Dynamic Corporate Holdings, Inc.      5,454,544 shares            50%

         Matterhorn Holdings, Inc.             24,988,534 shares          100%


         The shares of Issuer acquired by Reporting Individual's affiliate, Matterhorn Holdings, Inc., were acquired by that entity in connection with a confirmed Plan of Reorganization of the Issuer, the "Plan" on file at the US Bankruptcy Court, Long Island Federal Courthouse, 560 Federal Plaza, Central Islip, N.Y. 11722-4456, Case No. 800-85241-511. In August, 2003, in connection with the Plan, Matterhorn Holdings Inc. purchased 28,311,850 shares of the Issuer for the sum of $7,177.96 used to fund payments by Issuer to administrative, priority and secured creditors. Only 24,988,534 shares were issued due to lack of sufficient authorized shares under Issuer's Certificate of Incorporation. The balance of the shares issuable to Matterhorn Holdings Inc. (3,323,296) have been deferred until a sufficient number of shares are available for issuance. Reporting Individual is an officer and director of, and owns 100% of the outstanding shares of Matterhorn Holdings, Inc. and has sole dispositive and voting power over its holdings in the Issuer.


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


         Reporting Individual is an officer and director of, and also owns 50% of Dynamic Corporate Holdings Inc., a privately owned holding company which owns 5,454,544 shares of Issuer. Accordingly, Reporting Individual shares dispositive and voting power over its holdings in the Issuer.

         Reporting Individual is also an officer of Artemis Hedge Fund, Inc., an off-shore Hedge Fund which owns 576,332 shares of Issuer. Although Reporting Individual does not own any shares of Artemis Equity Hedge Fund, Inc., he shares voting and dispositive control over its share holdings in the Issuer.

         Accordingly, Reporting Individual directly, equitably beneficially owns individually and through 100% owned corporations has sole disposition and voting power over a total of 27,268,071 shares of issuer and shares voting and dispositive power over 6,030,876 shares of Issuer. As of August 15, 2003 Reporting Individual's equitable beneficial ownership constituted approximately 60% of the Issuer's shares.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reporting Individual refers to Item 5 in response to this item and incorporates same by reference. Other than the purchase of these shares, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls guarantee of profits, division of profits and loss, or the withholding proxies.



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


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         N/A

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2004
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Date

/s/ John Figliolini
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Signature


John Figliolini -  Reporting Individual
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Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


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